

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

Via E-mail
Mr. Delbert Steiner
Chief Executive Officer
New Jersey Mining Company
201 N. Third Street
Coeur d'Alene, ID 83814

> **Re:** **New Jersey Mining Company**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 2, 2014**
> **Form 8-K**
> **Filed June 17, 2014**
> **Response dated July 28, 2014**
> **File No. 000-28837**

Dear Mr. Steiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed June 17, 2014

Exhibit 99.2

1. We note your response to prior comment 2 and the statements that you are relying on Juniper's "own internal estimate of the gold grade and tonnage in the Skookum Shoot" and that you "completed two Canadian NI 43-101 mineral resource reports within the past three years." Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports referenced in your response, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your resources. You may

ask to have this information returned by making a written request at the time it is furnished, as provided in Exchange Act Rule 12b-4. It is still unclear why you believe you have a reasonable basis for the detailed quantified information in your pamphlet. Please address the experience and qualifications of the individual at Juniper Resources, LLC responsible for preparing the internal estimates and the process used to arrive at the internal estimates. With respect to the McKinley project, we note your statements that "the data supplied in the 8-K was used as an example of potential minimums at a haulage distance represented by the McKinley for grade and tonnage for profitability" and "[i]t was not intended to indicate a reserve or profitability on the McKinley specifically." It appears you should revise the pamphlet to clarify that the figures provided on page 18 are not estimates of tonnage or grade at the McKinley mine, but hypothetical figures to demonstrate the minimum deposit size needed from the McKinley mine (the outermost prospective property within an acceptable radius of the milling facility) to achieve profitability at the company's mill. In addition, please revise pages 11 and 18 of the pamphlet to clarify that there are no known reserves at the Golden Chest mine or at the McKinley mine and caution investors against attributing undue certainty to the figures provided on pages 11 and 18. Alternatively, revise to remove the projections from pages 11 and 18.

Please contact John Coleman, Mining Engineer, at (202) 3610 with any questions regarding the request for technical reports referenced in your response. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551- 3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director